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                                                                  EXHIBIT (a)(6)

                          [LETTERHEAD]

PERSONAL AND CONFIDENTIAL

May 8, 1997

Board of Directors
GCR Holdings Limited
Sofia House
48 Church Street
Hamilton HM 12, Bermuda

Gentlemen:

    You have requested our opinion as to the fairness to the holders, excluding EXEL Limited ("EXEL") and any direct or indirect subsidiary of EXEL, of the outstanding Ordinary Shares, par value $0.10 per share (the "Shares"), of GCR Holdings Limited ("GCR" or the "Company") of the $27.00 per Share in cash proposed to be paid by EXEL in the Tender Offer and the Amalgamation (as defined below) pursuant to the Agreement and Plan of Amalgamation dated as of May 8, 1997 among EXEL, EXEL Acquisition Ltd., a wholly-owned subsidiary of EXEL, and the Company (the "Agreement").

    The Agreement provides for a tender offer for all of the outstanding Shares (the "Tender Offer") pursuant to which EXEL Acquisition Ltd., a wholly-owned subsidiary of EXEL, will pay $27.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, EXEL Acquisition Ltd. will be amalgamated with and into the Company (the "Amalgamation") and each outstanding Share (other than Shares already owned by EXEL or any direct or indirect subsidiary of EXEL) will be converted into the right to receive $27.00 in cash.

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman, Sachs & Co. was a founding sponsor of the Company. Goldman, Sachs & Co. acted as financial advisor and placement agent for the Company in connection with the Company's organization and initial share placement in 1993. Goldman, Sachs & Co. has also provided certain investment banking services to GCR from time to time, including having acted as lead manager of GCR's initial public offering of Shares of the Company in December 1995 and having acted as lead manager of the subsequent offering of Shares of the Company in July 1996. We are familiar with the Company, having acted as its financial advisor in connection with, and having

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participated in certain of the negotiations leading to, the Agreement. J.
Markham Green, a limited partner of The Goldman Sachs Group L.P. (an affiliate of Goldman, Sachs & Co.), is a director of the Company. John P. McNulty, a managing director of The Goldman Sachs Group L.P. and co-head of Goldman Sachs Asset Management, is a director of the Company. GSAMI, an affiliate of Goldman, Sachs & Co., performs asset management services for GCR, and the Company and Goldman, Sachs & Co. have certain other contractual relationships. As a result of the investment in the Company and in the course of the Firm's trading activities as a full service securities firm, Goldman, Sachs & Co. and certain of their affiliates have accumulated a long position of 2,035,924 Shares (of which Goldman, Sachs & Co. has investment and voting control over 870,583 Shares) as of May 6, 1997. We also have provided certain investment banking services to EXEL from time to time, including having acted as lead manager of EXEL's initial public offering of common stock in July 1991 and having acted as lead manager of the subsequent offering of common stock in April 1992. Goldman, Sachs & Co. may provide investment banking services to EXEL in the future.

    In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statements of the Company filed in connection with the December 1995 offering of Shares and the July 1996 offering of Shares; Annual Reports to Shareholders and Annual Reports on Form 10-K of the Company; Quarterly Reports on Form 10-Q of the Company; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the reinsurance industry specifically and in other insurance industries generally, and performed such other studies and analyses as we considered appropriate.

    We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and assumed such accuracy and completeness for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company and we have not been furnished with any such evaluation or appraisal. We were requested to solicit in the market a limited number of preliminary indications of interest, from other parties, in a potential transaction involving the Company. We made such limited solicitation and reported the indications of interest to the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and do not represent a recommendation on how to vote.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $27.00 per Share in cash to be received by the holders, excluding EXEL and any direct or indirect subsidiary of EXEL, of Shares pursuant to the Agreement is fair to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

GOLDMAN, SACHS & CO.